Exhibit 99.2

Level 12, Suite 1202 65 Berry Street North Sydney NSW 2060 Australia P.O. Box 651 Botany NSW 1455	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com

15 November 2012

Company Announcements Office

Australian Securities Exchange Ltd

Level 6

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Results of 2012 Annual General Meeting

Sims Metal Management Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution as set out in the attached proxy summary.

Yours faithfully

Frank Moratti
Group General Counsel and Company Secretary

Sims Metal Management Limited

ABN 69 114 838 630

SIMS METAL MANAGEMENT LIMITED Annual General Meeting	Proxy Summary Thursday, 15 November 2012

1)	To re-elect Mr Geoff Brunsdon as an Independent Non-Executive Director of the Company.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
135,621,139	1,399,664	105,765	6,812,829

The motion was carried as an ordinary resolution on a show of hands.

2)	To re-elect Mr Jim Thompson as an Independent Non-Executive Director of the Company.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
135,567,549	1,466,137	102,232	6,803,479

The motion was carried as an ordinary resolution on a show of hands.

3)	To re-elect Mr Paul Sukagawa as a Non-Independent Non-Executive Director of the Company.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
134,154,865	2,863,403	112,776	6,808,353

The motion was carried as an ordinary resolution on a show of hands.

4)	To approve the participation in the Sims Metal Management Long Term Incentive Plan by Mr Daniel Dienst.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
100,172,262	35,139,936	1,902,059	6,293,387

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
105,899,134	35,813,883	1,902,507

5)	To adopt the Remuneration Report for the year ended 30 June 2012.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
110,230,171	24,983,441	2,000,679	6,723,006

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
116,380,021	25,664,029	2,001,127